September 25, 2005
via U.S. Mail
Dr. John W. Whitney
Chief Executive Officer
Itronics Inc.
6490 S. Mc Carran Blvd., Building C-23
Reno, Nevada 89509

Re:	Itronics Inc.
		Registration Statement on Form SB-2
      Filed August 26, 2005
	File No. 333-127855
		Form 10-KSB for Fiscal Year Ended December 31, 2004 Forms 10-QSB for Fiscal Quarters Ended
		March 31, 2005 and June 30, 2005
		File No. 033-18582


Dear Dr. Whitney:

      We have reviewed your filings and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form SB-2

General

1. Where comments relating to disclosure in one section apply to disclosure in another section, please make corresponding changes.
This will avoid the need to issue repetitive comments.

2. There is a significant amount of redundant disclosure throughout the prospectus. For example, disclosure regarding the Securities Purchase Agreement and the terms of the financing arranged is repeated, in some instances, verbatim, on pages 5, 12 and 66. Similarly, repetitive disclosure describing your business and growth plans and implementation commencing on pages 17 and 37 should be revised to eliminate unnecessary duplication. These are examples and not an exhaustive list of the areas in the prospectus that contain repetitive disclosure. Please revise the prospectus accordingly. In this regard, we remind you that the forepart of the prospectus should include only the cover page, summary, risk factors and, if applicable, the table of contents. Please remove any other information from this section. We note the information appearing on page 2 and page 5.

Front cover page

3. Rather than state that investors may convert at a price that is 55% of the average of the three lowest intraday trading prices for the common stock, revise to state that the investors could receive a
45% discount to the average of the three lowest intraday trading prices for the common stock.

Summary, page 3

4. Provide support for the subjective statements made throughout the
Summary and Business sections of the prospectus. For example, you state that you are a "world leader" in photochemical recycling and are the "only company in the world" with the integrated technology to extract more than ninety-nine percent of the silver and virtually all of the other toxic heavy metals from used photoliquids. Unless you can provide objective support for such statements, please remove them from the prospectus.

Risk Factors, page 6

5. Please remove language that has the tendency to mitigate the risk being disclosed. For example, under the heading "[i]f we are not able to successfully market...our products...," you state in the risk factor disclosure that "[you] have performed marketing tests and determined that [y]our products compete effectively in the markets being targeted." Similarly, there are several paragraphs of disclosure that attempt to explain the company`s "competitive advantage" with respect to its products in the disclosure under the risk factor heading "[o]ur success is dependent...," on page 7. Please remove such language from the risk factor discussion so that your disclosure properly conveys the material risks to your company.

We rely on Contractual Relationships

6. Based upon disclosure in the notes to the financial statements on page F-15, it would appear that you rely significantly on a limited number of customers in both business segments of your operations. Please include a separate risk factor where you discuss the risk of your substantial dependence on a limited number of customers. You should include in the heading the name of the customer upon whom you are substantially dependent and the percentage of your revenues attributable to such customer. Please note that such risk factor disclosure should be included with respect to any customer that accounts for in excess of 10% of your revenues on a segment by segment basis. All agreements with such material customers should be filed.

7. Please also include a separate risk factor where you discuss your
substantial dependence on any suppliers who provide in excess of
10%
of your supply for any of your products. You should include the name of such supplier and the percentage of such supply provided. Please ensure that all related agreements are filed.

8. Finally, we note that for the year 2004, a significant part of your accounts receivables balance was attributable to one fertilizer customer. Please include a separate risk factor where you describe the risk associated with this fact. Please include the name of the customer as well as the percentage of your accounts receivables balance attributable to such customer.

9. As discussed in the notes to the financial statements at page
F-
40, the company appears to be exposed to the risk associated with your default in payments owed to various lessors. Please succinctly summarize such obligations and the risk associated with your inability to meet such obligations.

10. Please disclose the risks associated with the reconfiguration of your mining technical services division and launch of an internet information portal.

11. We note the discussion on page 61 regarding the registration of a new line of your GOLD`n GRO products with the Environmental Protection Agency. Advise us of the significance of obtaining registration for the new line of GOLD`n GRO animal repellent/fertilizer product and whether there is a risk to your business plans and operations if you do not register within the timeframe you have planned.

Risks Relating to Our Business, page 6

"If we are unable to obtain additional financing...,"  page 6

12. We note the restrictions imposed by Section 4.e of the Securities
Purchase Agreement with regard to future offerings and capital raising transactions. Please tailor this risk factor discussion to address the limitations imposed by the terms of the Securities Purchase Agreement.

Securities Purchase Agreement, page 12

13. Section 3.aa of the Securities Purchase Agreement states that liquidated damages may be payable in cash or shares at the option of the Company, yet your disclosure in the prospectus indicates that such damages may be paid in shares or cash at the option of the investors. Please explain this apparent inconsistency or revise your disclosure accordingly.

14. Please revise the description of the remedies available to the investors in the event of a default so that you succinctly summarize for investors, without excessive use of legal terms, the material consequences of an exercise of remedies.

Market for Common Equity and Related Stockholder Matters, page 15

15. Information regarding the first quarter range of high and low bid prices is missing from the disclosure. Consistent with the requirements of Item 201 of Regulation S-B, please provide the range of high and low bid information for each quarter within the past two fiscal years.

Management`s Discussion and Analysis of Financial Condition and
Results of Operations, page 17

Critical Accounting Policies and Estimates, page 17

16. Please expand your discussion of critical accounting policies and estimates to provide a more thorough discussion of how the policies you have adopted in your photochemical recycling business affect your financial statement presentation. We may have further comments.

Results of Operations, page 18

17. Rather than stating that your revenues are difficult to forecast and vary significantly from quarter to quarter and year to year, enhance your disclosure with a summary discussion of the principal factors that impact your business and the fluctuations you experience from quarter to quarter.

18. Throughout this section, you attribute changes in your revenues to increases or decreases in sales. Please expand your discussion to describe the underlying business reasons for the increases/decreases in sales to which you refer.

19. Please provide us with a narrative description of the stages of your photochemical fertilizer operation`s operating cycle from collection of the photochemical solution through fertilizer sales accompanied by journal entries that reflect this activity in your books. We may have further comment

20. Please provide in your analysis of revenue from its various sources an indication of volume of goods sold, product mix changes, pricing and how each of these factors affected revenue from period to period.

21. Please more clearly describe what the market is for the silver extracted from the photochemical solutions.

22. In connection with your reliance on a single customer for your fertilizer sales, please discuss the nature of relations between your businesses. Indicate whether there are any contractual agreements providing for sales in future periods. Discuss your efforts to diversify your customer base.

23. Clarify whether you manufacture the photochemical silver concentrators at your facilities or if you subcontract the work. Discuss the impact this has on the flexibility of your operations as it relates to fixed and variable costs and the ability to direct your resources based on current demand.

24. It appears that the market price of silver and other commodities used in fertilizer production may have a significant impact on your results of operations. Describe historical pricing trends that have occurred in these markets and describe how fluctuations have affected amounts reported.

25. Describe your inventory and account receivable factoring arrangement in more detail.

26. Your reference to the introduction of the GOLD`n GRO 9-0-1 + 7
%
Zinc micro nutrient product and its impact on your 2004 fertilizer sales needs clarification. Explain, for example, why this product did not result in similar increases in fertilizer sales in 2003 given its introduction in 2001.

27. Throughout your discussion, you reference your "major" customers but do not reference your degree of dependence with respect to such customers. As noted in Note 4 to the financial statement at page F-
16, please disclose the significance of your major customers to your operations. Likewise, please identify such customers.

28. You imply that the termination of the agreement with respect to a photochemical recycling customer will not impact you materially in the next twelve months. Please update us with regard to your securing other sources of photochemical supply and advise us of the quantitative risk, if any, to your operations should you fail to secure such product in the future or should you deplete the current amount of photochemical raw material you currently have in storage.

Liquidity and Capital Resources, page 25

29. We note that it is anticipated that your funding will provide for your capital needs "over the next ten to twelve months." Confirm that you have sufficient cash to fund your operations for at least the next twelve months.

Growth Plans and Implementation, page 25

30. If material, please disclose the approximate cost associated with the reconfiguration of your mining technical services segment to an internet based division. Also, please provide disclosure that explains the reasons prompting such reorientation and why you believe it will improve this segment of your business.

   Market Size and GOLD`n GRO Production Capacity, page 28

31. Revise to more succinctly describe your growth plan. For example, delineation of each of the steps to be taken in the eight-part approach to your growth plan, particularly the disclosure appearing under the heading "[D]evelop GOLD`n GRO fertilizer applications for more crops" is excessive in detail. Please revise your disclosure accordingly.

Markets and Competition, page 46

32. Your disclosure regarding competitive business conditions and your specific exposure to such competition (i.e. your relative competitive position in the industry) is unclear. Consistent with the requirements of Item 101(b) of Regulation S-B, revise this section to succinctly and clearly identify the competitive business conditions you face and tailor the discussion so that it provides investors with an understanding of your relative competitive position. In this regard, please note our prior comment regarding the need to provide objective support for statements you make regarding your business.

Research, Development and Technology, page 48

33. Please disclose the duration and effect of all patents held.

Liability, page 49

34. Please provide objective support for the statement that once processed at your facility, demetallized liquids used in your product are "entirely safe" for the environment.
Legal Proceedings, page 53

35. Please indicate whether or not amounts due from you related to these matters have been accrued and where these amounts are reported in your financial statements. This comment also applies to your related financial statement footnote disclosures.

36. Please expand your disclosure to provide an evaluation of each pending matter using the terms defined in paragraph 3 of SFAS 5.
This
comment also applies to your related financial statement footnote disclosures.

Management, page 54

Directors and Executive Officers, page 54

37. Consistent with the requirements of Item 401 of Regulation S-
B,
please provide a complete biographical sketch for the past five years for Mr. Green.

38. It does not appear that you have described all related party transactions in this section. We refer to your disclosure in Note 10 to the financial statements. Please revise to ensure that you describe all related party transactions in this section. Please also clarify the relationship between WWI and GPXM. Does WWI still provide services to that entity?

Where You Can Find More Information, page 69

39. Please revise the information to reflect the change in the address of the Securities and Exchange Commission to 100 F Street
N.E. Washington, D.C. 20549.

Change in accountants

40. Please include all disclosures regarding your change in accountants as required by Item 304 of Regulation S-B. We note your related disclosure in your Form 10-KSB for the year ended December 31, 2004.

Financial Statements

General

41. There appears to be a typographical error in the header of the Independent Auditors` Report. Please revise the company name in the header.

42. Please revise the opinion paragraph to refer to the statement of comprehensive income (loss).

43. The financial statement pages are out of order and include duplicate financial statements. Please revise.

44. Report all transactions with related parties separately on the face of your financial statements.

Consolidated Balance Sheets, page F-2 and F-5

45. Please report the Equipment under capital lease by the class of the asset. Refer to paragraph 4 of APBO No 12.

46. Please explain why you have reported Common stock to be issued as a component of your stockholders` equity.

Consolidated Statements of Operations, page F-3 and F-6

47. Please report your cost of goods sold by revenue type.

48. We note that you have reported gross profit exclusive of depreciation, depletion and amortization. Please revise your financial statements to comply with SAB Topic 11:B.

Note 1 - Significant Accounting Policies, page F-10

49. Please revise your revenue and inventory policies to address all significant policies in this area including the photochemical recycling policies.

50. Separately state amounts related to unprocessed silver bearing photo chemicals from other raw materials.

51. It appears that additions to the unprocessed silver bearing photochemical inventory are non-cash in nature and should be shown as an adjustment to net income (loss) in calculating cash flow from operating activities in the statement of cash flows. Please advise or revise.

52. Disclose your accounting policy for each of the following:

* Stock based compensation (employee and non-employee)
* Contingencies
* Asset impairment
* Asset retirement obligations
* Environmental liabilities
* Non-cash transactions
* Marketable securities
* Website development costs
* Revenue recognition for each type of revenue stream
* Accounts receivable factoring

We may have further comment.

53. We note that you have reported marketable securities on the face of your balance sheet. Please include all note disclosure required by SFAS 115.

Note 3 - Long Term Debt, page F-13

54. Indicate whether or not the conversion price equaled the exercise price at the time of debt issuance. Refer to EITF Issue 98-5.

55. Disclose how you accounted for the 2003 revision of the terms of your debt discussed on page F-15.

Note 7 - Stock to be issued, page F-21

56. Please indicate whether or not these amounts are reflected in your statements of operations and statements of cash flows. Please reconcile these amounts to the amounts reported in your statement of cash flows as expenses paid with the issuance of common stock.

Note 9 - Other Comprehensive Income, page F-22

57. Please clarify the nature of the items reported in other comprehensive income.

58. Indicate whether or not the amounts reported are net of tax.

59. Clarify the nature and cause of the Reclassification adjustment.

Subsequent Events

60. In connection with the recent financing arrangement to which you have become a party involving convertible debt and warrants, please tell us how you anticipate reflecting these amounts in your financial statements. We note that the terms of this financing could raise complex accounting issues addressed by SFAS 150 and 133; and EITF Issues 00-19, 98-5, 00-27, 01-6, 04-8, 03-6 and D-98 and other literature. Please provide us with a summary of how you have analyzed the requirements of the literature in relation to the terms of the securities. We may have further comment.

Form 10-KSB
Forms 10-QSB

Controls and Procedures

61. You state that there were no "significant changes" in your "internal controls" and no factors that could "significantly affect" these controls subsequent to the date of their evaluation. However,
Item 308(c) of Regulation S-B requires that you disclose any change in the registrant`s "internal control over financial reporting" identified in connection with the evaluation required by paragraph
(d) of Exchange Act Rules 13a-15 or 15d-15 that occurred during the fiscal quarter that has "materially affected, or is reasonably likely to materially affect, the registrant`s internal control over financial reporting." See also paragraph 4(d) of Regulation S-B,
Item 601, and Exhibit 31. Please revise your disclosure accordingly.

Closing Comments

      As appropriate, please amend the above filing in response to these comments. You may wish to provide us with a marked copy of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Gabrielle Malits at (202) 551-3702 or Jill Davis, Accounting Branch Chief at (202) 551-3683 if you have questions regarding comments on the financial statements and related matters. You may contact Mellissa Campbell Duru at (202) 551-3757,
Tangela S. Richter, Legal Branch Chief, at (202) 551-3685, or me at
(202) 551-3745 with any questions. Direct all correspondence to the following ZIP code: 20549-7010.


									Sincerely,


									H. Roger Schwall
									Assistant Director



        cc:    via facsimile
           	Eric Pinero, Esq.
            	Sichenzia Ross Friedman Ference LLP
            	(212) 930-9725
??

??

??

??

Dr. Whitney
Itronics Inc.
September 25, 2005
page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
CORPORATION FINANCE
         MAIL STOP 7010